Exhibit 99.1

RRSat Global Communications Network Ltd.

PROXY STATEMENT

Annual General Meeting of Shareholders

October 30, 2007

        We invite you to attend RRSat Global Communications Network Ltd.‘s Annual General Meeting of Shareholders. The meeting will be held on October 30, 2007 at 3:00 p.m. (Israel time), at RRSat’s executive offices at Reem Junction, D.N. Shikmim 79813, Israel.

        We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRSat. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to elect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to elect seven directors;

(2)	to appoint an observer to our Board of Directors and to approve his compensation; and

(3)	to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2007 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2006 financial statements.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 4 Hagoren Street, Industrial Park, Omer 84965, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by October 30, 2007 at 6:59 A.M. (Israel time). Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

—	Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to RRSat’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex F to RRSat’s Special License No. 5-10439-2-95049; and

—	You do NOT have a personal interest in the adoption of Proposal No. 2.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on October 1, 2007. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on October 1, 2007, or which appeared in the participant listing of a securities depository on that date. We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about October 1, 2007, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

        On October 1, 2007, we had outstanding 17,242,300 Ordinary Shares. Except as described in Item 1 below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 3 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information as of October 1, 2007 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group. The information in the table below is based on 17,242,300 Ordinary Shares outstanding as of October 1, 2007. Except as otherwise set forth below, the street address of the beneficial owners is c/o RRSat Global Communications Network Ltd., 4 Hagoren Street, Industrial Park, Omer 84965, Israel.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares

Executive Officers and Directors
Gilad Ramot (1)	6,420	*
David Rivel (2)	2,245,860	13.00%
Gil Efron (1)	4,500	*
Lior Rival (1)	13,750	*
Maya Rival (1)	6,000	*
Ziv Mor (1)	6,000	*
David Assia	--	--
Amit Ben-Yehuda (1)	2,000	*
Yigal Berman	--	--
Avi Kurzweil	--	--
Vered Levy-Ron	--	--
Alexander Milner	--	--
Ron Oren	--	--
All directors and officers as a group (13
persons)(1)(2)	2,284,530	13.19%

Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (3)	6,085,800	35.30%
Kardan Communications Ltd. (4)	4,233,600	24.55%

*	Less than 1%.

(1)	Consists of outstanding restricted stock units that vest within 60 days of October 1, 2007.

(2)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007 and on other information provided to us.Includes options to purchase 37,800 Ordinary Shares at an exercise price of $5.60 per share, exercisable within 60 days of October 1, 2007. These Ordinary Shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007 and on other information provided to us. The address of Del-Ta Engineering Equipment Ltd. is 8 Shaul Hamelech Blvd. Tel-Aviv 64733, Israel. Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd. InterGamma Investment Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns shares of Rapac Communication & Infrastructure Ltd. representing approximately 80% of the voting power of Rapac Communication & Infrastructure Ltd. Mr. Tanhum Oren beneficially owns shares of InterGamma Investment Ltd. representing approximately 63% of the voting power of InterGamma Investment Ltd. Del-Ta Engineering Equipment Ltd. directly holds 6,085,800 Ordinary Shares and may be deemed the beneficial owner of additional 2,418,280 Ordinary Shares that are directly held by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in InterGamma Investment Ltd.

(4)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007 and on other information provided to us. The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel. Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd. Kardan N.V., also a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns shares of Kardan Israel Ltd. representing approximately 78% of the voting power of Kardan Israel Ltd.

ITEM 1 – PROPOSAL TO ELECT SEVEN DIRECTORS

        You are being asked to reelect six of our current directors: Gilad Ramot, David Rivel, Amit Ben-Yehuda, Avi Kurzweil, Alexander Milner and Ron Oren, and to elect Guy Vaadia as a new director instead of Yigal Berman who is not standing for reelection. Our two Outside Directors, David Assia and Vered Levy-Ron, are not required to stand for reelection at this meeting as their term of office expires in January 2010.

Nominees for Director

        Our Board of Directors recommended that the following seven nominees be elected to our Board of Directors at the meeting. If elected at the meeting, these nominees will serve until next year’s annual meeting of our shareholders. If elected as director, Guy Vaadia will replace Yigal Berman as a member of our Audit Committee.

        Gilad Ramot, the Chairman of our Board of Directors since April 2001, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders. Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001. He serves as the Chairman of the Board of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel. Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces’ Air Defense Forces Commander from 1994 to 1998. He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

        David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors. Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication. He is responsible for the development and implementation of our strategy, our business development and the overall management of our company. He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association. He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

        Amit Ben-Yehuda, a member of our Board of Directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders. Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005. From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel. Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996. He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Baby First TV LLC. Mr. Ben Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

        Avi Kurzweil, a member of our Board of Directors since January 2006, is the Chief Financial Officer and a director of Kardan Communications Ltd. and Chief Executive Officer of Kardan Technologies Ltd. Prior to becoming Chief Financial Officer of Kardan Communications Ltd. in August 2000, Mr. Kurzweil was Chief Financial Officer of AlphaCard Ltd., a franchise operator of Visa Credit Cards in Israel from early 1997 to August 2000. He currently serves as a director of Ophir Optronics Ltd., a company engaged in precision infrared optic components and laser measurement equipment, which is publicly traded on the Tel-Aviv Stock Exchange, and of several private companies, including IVP Video Productions Ltd. Mr. Kurzweil holds a B.A. in Economics and Accounting from Bar-Ilan University and is a certified public accountant in Israel.

        Alexander Milner, a member of our Board of Directors since December 2006, is the Vice Chairman of Rapac Communication & Infrastructure Ltd. Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronic Systems Ltd. Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd. and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from Insead/Stanford University.

        Ron Oren, a member of our Board of Directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd. Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006. Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of InterGamma Investment Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd. Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

        Guy Vaadia is the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha’Mizrahi from 1995.  Mr. Vaadia serves as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., Elran (D.D.) Infrastructures Ltd., CRH (Israel) Ltd., InterGamma Investment Ltd., First International Underwriting and Investments Ltd., FIBI Capital Markets Ltd., Manof Offering Company Ltd., Shamir Optical Industry Ltd. and FIBI-On Ltd.  Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

        We are proposing to adopt the following resolution:

           “RESOLVED, that the election of the following seven persons to the Board of Directors of RRSat Global Communications Network Ltd. until the 2008 annual meeting of shareholders of RRSat Global Communications Network Ltd. be, and it hereby is, approved: Gilad Ramot, David Rivel, Amit Ben-Yehuda, Avi Kurzweil, Alexander Milner, Ron Oren and Guy Vaadia.”

        These seven directors will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy. Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected). Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.

ITEM 2 – PROPOSAL TO APPOINT AN OBSERVER TO THE BOARD OF
DIRECTORS AND APPROVE THE OBSERVER'S COMPENSATION

        Our current director, Yigal Berman, notified us that he decided not to stand for reelection at this meeting. Our Audit Committee and Board of Directors have determined that it is in the best interest of RRSat and its shareholders for RRSat to continue to benefit from Mr. Berman’s expertise and contribution. Accordingly, our Audit Committee and Board of Directors have approved the appointment of Mr. Berman as an observer to our Board of Directors until next year’s annual meeting of our shareholders or until such earlier time determined by the Board of Directors, and to compensate Mr. Berman for his services. We are therefore proposing that you now approve the appointment and compensation of Mr. Berman. Mr. Berman’s background is described below:

        Yigal Berman, a member of our Board of Directors since June 1993 and until this meeting, is Vice President, Chief Financial Officer and Secretary of InterGamma Investment Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.). Mr. Berman serves as the Chairman of the Board of Directors of Ophthalmic Imaging Systems (OTCBB: OISI), an affiliate of InterGamma Investment Ltd. that provides imaging systems solutions to the eye care community, as well as a director of various subsidiaries of InterGamma Investment Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication and military systems and is publicly traded on the Tel-Aviv Stock Exchange, and Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, which is publicly traded on the London Stock Exchange. Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

        We are proposing to adopt the following resolutions:

“RESOLVED, that the appointment of Yigal Berman as an observer to the Board of Directors of RRSat Global Communications Network Ltd. until the 2008 annual meeting of shareholders of RRSat Global Communications Network Ltd. or until such earlier time as determined by the Board of Directors be, and it hereby is, approved.

FURTHER RESOLVED, to approve the following compensation for Yigal Berman as observer to the Board of Directors of RRSat Global Communications Network Ltd.:

i.	Annual fee – US$17,000;

ii.	Fee for attending meeting of the Board of Directors or committee of Board of Directors as observer:

a.	Attending in person – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

b.	Attending by phone or written consent – US$150.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the appointment and compensation of Mr. Berman. In addition, since Mr. Berman is the Vice President, Chief Financial Officer and Secretary of InterGamma Investment Ltd., a company that may be deemed to be a controlling shareholder of RRSat under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the appointment and compensation of Mr. Berman, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than one percent of our outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the appointment and compensation of Mr. Berman. Please note, that under the Israeli Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than RRSat, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

ITEM 3 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2006 FINANCIAL STATEMENTS

        Our Board of Directors has appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for 2007.

        Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2006 financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2006, including our 2006 audited financial statements, is available on our website at www.rrsat.com. To have a printed copy mailed to you, please contact us at 4 Hagoren Street, Industrial Park, Omer 84965, Israel; tel: +972-8-861-0000, email: investors@rrsat.com.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, a member of KPMG International, as RRSat Global Communications Network Ltd.‘s independent public accountants for 2007 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

        Voting Restrictions. We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel. Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel. Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

        Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RRSat or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRSat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex H of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex F of our Special License No. 5-10439-2-95049. Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRSat that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors, GILAD RAMOT Chairman of the Board of Directors

Dated: October 1, 2007